Mail Stop 4561

January 31, 2008

John Liu
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Avenue, 23rd Floor
New York, New York 10022

> **RE:** **Greenhill & Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-32147**

Dear Mr. Liu,

We have reviewed your letter filed on January 22, 2008 and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1. Please refer to comment 6 in our letter dated December 20, 2007. It appears that your policy of recognizing a reserve for potential future clawbacks when the likelihood is greater than remote is not consistent with the guidance in EITF D-96 because it considers future performance. Please revise your policy accordingly.

    As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your response to our comment, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comment.

    You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comment.

                                        Sincerely,

                                        Paul Cline
                                        Senior Accountant